William H. Aaronson +1 212 450 4397 william.aaronson@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

August 19, 2022

Re:	Rentokil Initial plc Amendment No. 1 to Registration Statement on Form F-4 Filed July 22, 2022 File No. 333-265455

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Rentokil Initial plc (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Amendment No. 1 to the Registration Statement on Form F-4 (the “Registration Statement”) contained in the Staff’s letter dated August 12, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 2 to the Registration Statement on Form F-4 (the “Second Amended Registration Statement”) together with this response letter. The Second Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers (other than those in the Staff’s comments) correspond to pages in the Second Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form F-4 Filed July 22, 2022

Table of Contents, page i

1.	Please revise to include the index to the financial statements.

Response:	In response to the Staff’s comment, the Company has revised the Table of Contents on page v of the Second Amended Registration Statement.

Inflationary pressures, such as increases in wages, fuel prices and other operating costs, could adversely..., page 51

2.	We note your response to comment 4. In light of the evolving situation around price increases, please ensure that you continue to update this disclosure to reflect the most recent financial events.

Response:	The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 251-252 of the Second Amended Registration Statement to reflect the updates for the first half of 2022. The Company advises the Staff that it will continue to update the disclosure to reflect the most recent financial events.

U.S. Securities and Exchange Commission

Management's Discussion and Analysis of Financial Condition and Results of Operations Non-IFRS Alternative Indicative Measures, page 264

3.	We note your response to comment 28 stating Ongoing Operating Profit does not reflect any adjustments to eliminate your receipt of government wage subsidies in response to the COVID-19 pandemic. Please tell us how this complies with Question 100.03 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures, or revise.

Response:	The Company has considered the requirements of Question 100.03 of the Compliance & Disclosure Interpretations for Non-GAAP Measures and believes it has taken a balanced view regarding the non-adjustment of both gains and losses relating to the COVID-19 pandemic that are of a non-recurring nature. While the Company recorded gains related to support received from governments in certain jurisdictions, the Company also incurred losses attributable or partially attributable to COVID-19, including but not limited to an increase of £34 million in the Company’s bad debt provision and £25 million of additional costs of personal protective equipment (PPE) for the year ended December 31, 2020, as well as losses of revenues where customer premises were closed due to required lockdowns. The Company decided not to exclude any of these negative impacts in its presentation of Ongoing Operating Profit and other adjusted financial measures because it cannot accurately quantify all of the negative impacts of the COVID-19 pandemic on the Company’s financial results and because it does not yet have a good sense for which of these factors are entirely or partially non-recurring. In addition, the government wage subsidies were intended to directly offset a portion of the negative impacts that were experienced as a result of the COVID-19 pandemic. As a result, the Company does not believe it is appropriate to only partially quantify the negative impacts to offset the positive impacts nor does it believe that only adjusting for the positive impact is appropriate. However, the Company has sought to provide additional disclosure in the Registration Statement to assist the reader in understanding the impact of the COVID-19 pandemic.

Please do not hesitate to contact me at (212) 450-4397 or william.aaronson@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ William H. Aaronson

cc:	Catherine Stead, Company Secretary, Rentokil Initial plc John B. Meade, Davis Polk & Wardwell LLP Andrew R. Brownstein, Wachtell, Lipton, Rosen & Katz Karessa L. Cain, Wachtell, Lipton, Rosen & Katz

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